FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: May 21, 2007
Commission File Number: 001-33082
XINHUA FINANCE MEDIA
LIMITED
Room 701, Kun Tai International Mansion
12B Chao Wai Street, ChaoYang District,
Beijing 100020, People’s Republic of China
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X                          Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                            No  X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

XINHUA FINANCE MEDIA LIMITED
Form 6-K

Signature
EX-99.1 PRESS RELEASE ON MAY 19, 2007
EX-99.2 PRESS RELEASE ON MAY 21, 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED

By: /s/ Fredy Bush
Name: Fredy Bush
Title: Chief Executive Officer
Date: May 21, 2007